Gary B. Wolff, P.C	488 Madison Avenue, Suite 1100, New York, New York 10022
COUNSELOR AT LAW	Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

October 16, 2009

Blaise A. Rhodes
Staff Accountant
Office of Beverages, Apparel
 and Health Care Services
100 F Street N.E.
Washington, D.C. 20549-3561

Re:	Tia, IV, Inc. (“Registrant”)
Item 4.01 Form 8-K/A
File No.: 000-52288

Dear Mr. Rhodes:

Enclosed is Form 8-K/A.  The changes are made in response to comments on Form 8-K dated October 13, 2009 and the paragraph numbers below correspond to the numbered comments in your aforesaid comment letter.

Form 8-K – General compliance comments:

1.	Comment addressed in third paragraph of Item 4.

2.	Comment addressed in fourth paragraph of Item 4.01

Exhibit 16:

3.	Attached is letter dated October 16, 2009 from Marcum Kliegman.

Very truly yours,

Gary B. Wolff